LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

March 17, 2010

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington D.C.  20549

Attn:	Amanda L. Ravitz, Branch Chief – Legal
Jean Yu
Michelle Lacko, Esq.

Re:	Empire Post Media, Inc. (“Registrant”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on December 16, 2009
File No. 333-163782

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”).  The Amendment No. 3 has been revised in accordance with the Commission’s March 15, 2010 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Prospectus

Empire, page 3

1.	In accordance with your comment we have expanded our disclosure in paragraph 4 under “Empire” on page 3.

2.	In response to your comment we have deleted “digital intermediates and deliverables” on page 17.

3.	In response to your comment we have added a new second paragraph under “Empire” on page 3 describing our current marketing efforts.

4.
In accordance with your comment we have added disclosure to the end of the third paragraph on page 3. The resumes of the founders of the Company clearly show their extensive experience in film production, which includes, not only involvement in principal photography but in financing, collateralization of such financing with film and distribution rights, and post-production activities. Many independent film makers are truly geniuses in creating a wonderful film but they may not have the business acumen to deal with or understand the financial or post production requirements after the film is in the can. The Registrant believes that its business plan can provide a valuable service to these independent film makers and at the same time be a profitable entity for its shareholders.

5.	In accordance with your comment we have added disclosure to the first paragraph under “Description of Business” on page 17.

LAW OFFICES OF
William B. Barnett
Securities and Exchange Commission
Ms. Ravitz, Branch Chief-Legal
March 17, 2010

6.	In accordance with your comment we have added disclosure and revised parts of the forth paragraph under “Empire” on page 3.

Risk Factors, page 5

7.	In response to your comment we have added a new risk factor to page 5 “WE MAY NOT BE ABLE TO PROVIDE THIRD PARTY FINANCING”.

Since Empire Anticipates Operating Expenses Will Increase, page 6

8.	In accordance with your comment we have added disclosure regarding long term capital needs to the risk factor on page 6.

We May Incur Significant Costs To Be A Public Company, page 7

9.
With the small work force and limited business that the Registrant currently has it is not at all difficult to manage check and balances for financial reporting purposes. As the business grows it is the intention of the Registrant to hire employees as needed to maintain at all times the proper checks and balances required.

Description of Business, page 17

10.	In accordance with your comment we have deleted the fifth paragraph under “Description of Business” on page 17.

Note Payable to Shareholder, page F-9

11.	In accordance with your comment we have added a new paragraph to page F-7.

Other

12	We shall comply with Rule 3-12 of Regulation S-X. We expect the Registration Statement to become effective before updated financial statements are required.

13.	A currently dated consent from the independent public accountant is included in the Amendment No. 3.

Enclosed with this response is a letter from the President of the Registrant requesting acceleration of the effective date to March 31, 2010 and acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably.  Therefore, we respectively request a prompt review and early effective date.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Law Offices of William B. Barnett

William B. Barnett

WBB: scc
cc/ Peter Dunn, President